UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)
BANCINSURANCE CORPORATION

(Name of the Issuer)
Bancinsurance Corporation
Fenist, LLC
Fenist Acquisition Sub, Inc.
John S. Sokol
Barbara K. Sokol
Falcon Equity Partners, L.P.
Matthew D. Walter

(Name of Persons Filing Statement)
Common Shares, without par value

(Title of Class of Securities)
05945K-10-2

(CUSIP Number of Class of Securities)

Bancinsurance Corporation Attn: Matthew C. Nolan 250 East Broad Street, 7th Floor Columbus, Ohio 43215 (614) 220-5200	Fenist, LLC
Fenist Acquisition Sub, Inc.
John S. Sokol
Barbara K. Sokol
Falcon Equity Partners, L.P.
Matthew D. Walter
c/o John S. Sokol
250 East Broad Street, 7th Floor
Columbus, Ohio 43215
(614) 220-5200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
Copies to:

Adam K. Brandt, Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43215 (614) 464-6400	Arthur McMahon III, Esq. Taft Stettinius & Hollister LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202 (513) 381-2838

and

Robert J. Tannous, Esq. Porter, Wright, Morris & Arthur LLP Huntington Center 41 South High Street Columbus, Ohio 43215 (614) 227-2000
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$16,412,948	$1,170.24
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,170.24

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	Bancinsurance Corporation

Date Filed:	September 3, 2010

*	For purposes of calculating the filing fee only, the proposed maximum aggregate transaction valuation is $16,412,948, which is the sum of (1) the product of (a) the 1,704,788 common shares that are proposed to be converted into the right to receive the merger consideration, multiplied by (b) the merger consideration of $8.50 per share, plus (2) the product of (a) 681,000, the number of common shares underlying options to purchase such shares at a per share exercise price of less than $8.50, multiplied by (b) the amount by which the per share merger consideration of $8.50 exceeds the $5.68 per share weighted average exercise price of such options.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee Rate Advisory for Fiscal Year 2010, equals 0.0000713 ($71.30 per million dollars) multiplied by the total Transaction Valuation.

INTRODUCTION
          This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Bancinsurance Corporation, an Ohio corporation (“Bancinsurance”); Fenist, LLC, an Ohio limited liability company (“Acquiror”); Fenist Acquisition Sub, Inc., an Ohio corporation (“Acquisition Sub”); John S. Sokol; Barbara K. Sokol; Falcon Equity Partners, L.P., an Ohio limited partnership (“Falcon”); and Matthew D. Walter.
          Concurrently with the filing of this Amendment No. 1 to Schedule 13E-3, Bancinsurance is filing with the Commission a revised preliminary proxy statement (the “Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to a special meeting of the shareholders of Bancinsurance (the “Special Meeting”). At the Special Meeting, the shareholders of Bancinsurance will consider and vote upon a proposal to adopt an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 10, 2010, by and among Bancinsurance, Acquiror and Acquisition Sub, and approve the merger contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached hereto as Exhibit (d)(1).
          If the merger is consummated, Acquisition Sub will merge with and into Bancinsurance (the “Merger”), Bancinsurance (as the surviving corporation) will become a wholly owned subsidiary of Acquiror and holders of the common shares, without par value (the “Common Shares”), of Bancinsurance (other than Bancinsurance and its subsidiaries, Acquiror and shareholders that perfect their dissenters’ rights under Ohio law) will be entitled to receive $8.50 in cash, without interest (the “Merger Consideration”), for each Common Share they own.
          The consummation of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the Merger by (1) the affirmative vote of the holders of a majority of the outstanding Common Shares entitled to vote at the Special Meeting and (2) the affirmative vote of the holders of a majority of the outstanding Common Shares that are held by the shareholders of Bancinsurance other than Acquiror and that are voted at the Special Meeting (whether in person or by proxy) for or against the adoption of the Merger Agreement and the approval of the Merger.
          Acquiror is owned, directly or indirectly, by John S. Sokol (the Chairman of Bancinsurance’s Board of Directors (the “Board”) and the Chief Executive Officer and President of Bancinsurance), Barbara K. Sokol (John S. Sokol’s mother), Falcon (an Ohio limited partnership whose only partners are either members of the Sokol family or trusts for their benefit), Matthew D. Walter (a member of the Board) and certain other shareholders of Bancinsurance (collectively, the “Rollover Shareholders”). The Rollover Shareholders beneficially own approximately 67% of the outstanding Common Shares entitled to vote at the Special Meeting. Immediately prior to the Merger, the Rollover Shareholders will contribute to Acquiror all the Common Shares they beneficially own (except for Common Shares that underlie currently exercisable options).
          Pursuant to General Instruction G of Schedule 13E-3, this Amendment No. 1 to Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Amendment No. 1 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all appendices thereto.
          All information contained in this Amendment No. 1 to Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Persons, and no Filing Person has provided any disclosure with respect to any other Filing Person.

Item 1. Summary Term Sheet.
Item 1001 of Regulation M-A:
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2. Subject Company Information.
Item 1002 of Regulation M-A:
(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES—Bancinsurance Corporation”

(b)	Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SECURITIES OWNERSHIP”

The exact title of the subject class of equity securities is “Bancinsurance Corporation common shares, without par value.” As of September 1, 2010, there were 5,191,784 Common Shares outstanding.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR COMMON SHARES”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR COMMON SHARES”

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF COMMON SHARES”
Item 3. Identity and Background of Filing Person.
Item 1003 of Regulation M-A:
(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”
Item 4. Terms of the Transaction.
Item 1004 of Regulation M-A:
(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS”
“INFORMATION CONCERNING THE SPECIAL MEETING”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“APPENDIX A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—Treatment of Common Shares and Equity Awards”
“THE MERGER AGREEMENT—Covenants”
“APPENDIX A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“RIGHTS OF DISSENTING SHAREHOLDERS” “APPENDIX C—Section 1701.85 of the Ohio Revised Code

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger” “RELATED PARTY TRANSACTIONS” “RECENT TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Contribution and Voting Agreements”
“THE MERGER AGREEMENT”
“APPENDIX A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Contribution and Voting Agreements”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of the Vote; Abstentions and Broker
     Non-Votes”
“THE PARTIES”
“THE MERGER AGREEMENT”
“SECURITIES OWNERSHIP”
“APPENDIX A—Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals.
Item 1006 of Regulation M-A:
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—The Merger”
“THE MERGER AGREEMENT—Treatment of Common Shares and Equity Awards”
“THE MERGER AGREEMENT—Procedures for Exchange of Common Shares for Merger Consideration”
“APPENDIX A—Agreement and Plan of Merger”
(c)1-8	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for Bancinsurance After the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Contribution and Voting Agreements”
“THE MERGER AGREEMENT”
“APPENDIX A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.
Item 1013 of Regulation M-A:
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for Bancinsurance After the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Raymond James”
“SPECIAL FACTORS—Certain Effects of the Merger”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for Bancinsurance After the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Section 1701.85 of the Ohio Revised Code”

Item 8. Fairness of the Transaction.
Item 1014 of Regulation M-A:
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Raymond James”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Raymond James”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of the Vote; Abstentions and Broker
     Non-Votes”
“THE MERGER AGREEMENT—Conditions”
“APPENDIX A—Agreement and Plan of Merger”
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Raymond James”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A:
(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Raymond James”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”
(c)	Availability of Documents.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Bancinsurance during regular business hours by any interested holder of Common Shares or any representative who has been so designated in writing and copies may be obtained by requesting them in writing or by telephone from Bancinsurance at the address provided under the caption “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” in the Proxy Statement, which is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:
(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE MERGER AGREEMENT—Expenses”
“APPENDIX A—Agreement and Plan of Merger”
Item 11. Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE PARTIES”
“SECURITIES OWNERSHIP”
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PRIOR PURCHASES OF COMMON SHARES” “RECENT TRANSACTIONS”

Item 12. The Solicitation or Recommendation.
Item 1012 of Regulation M-A:
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of Bancinsurance”
“SPECIAL FACTORS—Contribution and Voting Agreements”
(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Position of the Acquiror Filing Persons as to the Fairness of the Merger”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of Bancinsurance”
“THE MERGER AGREEMENT—Representations and Warranties”
“APPENDIX A—Agreement and Plan of Merger”
Item 13. Financial Statements.
Item 1010 of Regulation M-A:
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION” “WHERE YOU CAN FIND MORE INFORMATION”
(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background”
“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” “SPECIAL FACTORS—Fees and Expenses”

Item 15. Additional Information.
Item 1011 of Regulation M-A:
(b)	Other Material Information. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.
Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Preliminary Proxy Statement for the Special Meeting of the Shareholders of Bancinsurance Corporation (incorporated by reference to the Proxy Statement).

(a)(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(3)	Form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission together with the Proxy Statement.

(a)(5)	Press release, dated August 11, 2010, issued by Bancinsurance Corporation (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by Bancinsurance Corporation on August 12, 2010).

(b)(1)	Commitment Letter, dated July 15, 2010, issued by Fifth Third Bank (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission by the reporting persons named therein on August 12, 2010).

(c)(1)	Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors of Bancinsurance Corporation on August 10, 2010.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2010, by and among Bancinsurance Corporation, Fenist, LLC, and Fenist Acquisition Sub, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Contribution and Voting Agreement, dated October 14, 2010, by and among Fenist, LLC, Falcon Equity Partners, L.P., John S. Sokol and Barbara K. Sokol (incorporated herein by reference to Appendix D of the Proxy Statement).

(d)(3)	Form of Contribution and Voting Agreement, dated October 14, 2010, by and between Fenist, LLC and certain Rollover Shareholders (incorporated herein by reference to Appendix E of the Proxy Statement).

(f)(1)	Section 1701.85 of the Ohio Revised Code (incorporated herein by reference to Appendix C of the Proxy Statement).

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

BANCINSURANCE CORPORATION

By: Name:	/s/ Matthew C. Nolan Matthew C. Nolan
Title:	Vice President, Chief Financial Officer, Treasurer and Secretary
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

FENIST, LLC

By:	/s/ John S. Sokol
Name:	John S. Sokol
Title:	Managing Member
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

FENIST ACQUISITION SUB, INC.

By:	/s/ John S. Sokol
Name:	John S. Sokol
Title:	President
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

/s/ John S. Sokol
John S. Sokol
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

/s/ Barbara K. Sokol
Barbara K. Sokol

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

FALCON EQUITY PARTNERS, L.P.

By: Name: Title:	/s/ John S. Sokol John S. Sokol Managing General Partner
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

/s/ Matthew D. Walter
Matthew D. Walter